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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2014

GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number: 001-35771)
(Name of registrant)

GRANITE REIT INC.
(Commission File Number: 001-35772)
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 DOCUMENTS FILED AS PART OF THIS FORM 6-K

        See the Exhibit Index to this Form 6-K.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2014	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/ JENNIFER TINDALE
		Name:	Jennifer Tindale
		Title:	Executive Vice-President, General Counsel and Secretary

Date: November 5, 2014	GRANITE REIT INC.

	By:	/s/ JENNIFER TINDALE
		Name:	Jennifer Tindale
		Title:	Executive Vice-President, General Counsel and Secretary

 FORM 6-K EXHIBIT INDEX

Exhibit No.
Exhibit 99.1	Third Quarter 2014 Report to Unitholders, including the press release, unaudited condensed combined financial statements and management's discussion and analysis of results of operations and financial position for the period ended September 30, 2014.
Exhibit 99.2	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer
Exhibit 99.3	Form 52-109F2 — Certification of Interim Filings — Chief Financial Officer
Exhibit 99.4	Notice of Reliance — National Instrument 51-102 — Continuous Disclosure Obligations

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DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURES
FORM 6-K EXHIBIT INDEX